Exhibit 16.3

WIESENECK, ANDRES & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

772 U.S. HIGHWAY 1, SUITE 100
NORTH PALM BEACH, FLORIDA 33408
(561) 626-0400

THOMAS B. ANDRES, C.P.A.*, C.V.A. PAUL M. SIESENECK, C.P.A. *Regulated by the State of Florida	FAX (561) 626-3453

September 24, 2007

Mr. Mark A. Libratore
Liberator Medical Supply, Inc.
23979 SE Gran Park Way
Stuart, Florida 33995-0466

Dear Mr. Libratore,

This letter is to formally inform you that Wieseneck Andres and Company, P.A., will not be able to continue as the auditors of Liberator medical Supply, Inc., effective immediately.

We would like to inform you that there have been no disagreements between our firms on any accounting matters including any accounting principle or practices, financial statement disclosures or auditing scope or procedures.

It was a pleasure working with you, Bob Davis and all of your staff and we wish you the best.

Very truly yours,

/s/ Thomas B. Andres

Thomas B. Andres